FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of                                     August                                            , 20     03

_______________________________Cumberland Resources Ltd.________________________

(Translation of registrant's name into English)

950 - 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4

(Address of principal executive officers)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____X____

Form 40-F _________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

_________

No  ________X_______

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Cumberland Resources Ltd.__________

      (Registrant)

Date

August, 19 2003_______________

By /s/ "Kerry M. Curtis"______________

       Kerry M. Curtis, President & CEO

Listed on the Toronto Stock Exchange:CBD

News Release 03-21

August 7, 2003

#950 - 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

CUMBERLAND REPORTS DRILL RESULTS FROM PORTAGE PIT AREA AT MEADOWBANK

CUMBERLAND RESOURCES LTD. (CBD-TSX) is pleased to report results from drilling completed in the spring of 2003 at the Portage open pit area as part of the Phase 1 field initiatives at the Company's 100% owned Meadowbank gold project, located 70 kilometres north of the Hamlet of Baker Lake, Nunavut.  Drill results continue to improve the definition of resources and are in line with and, in many cases, exceed expectations.

The drilling is part of a $10.5 million 2003 work program at the Meadowbank project designed to define and explore for further resources, complete a feasibility study and satisfy the requirements for mine development permitting.  The Phase 1 activities included 14,000 metres of diamond drilling in a total of 148 drill holes at the Vault, Goose, Third Portage and Connector Zone deposits.  Phase 2 activities have commenced with drilling underway at the recently discovered PDF gold deposit.

The recent drilling program at the Portage open pit area, which encapsulates four contiguous gold deposits including the Connector Zone, Third Portage, North Portage and Bay Zone, consisted of 28 drill holes and focused on improved resource definition in preparation for reserve definition in specific areas of the Portage open pit design.  Preliminary open pit designs indicate the ultimate pit will be approximately 1.8 kilometres in length and up to 400 metres in width, with final depths ranging from 40 metres to 150 metres.  All drill intersections fall within or on the boundary of the preliminary open pit design and represent approximate true widths of mineralization.  A table of the results and a drill hole location map are attached to this release.

"Results from these series of drill holes are very impressive and underscore the shallow and often high grade resources available in the Portage preliminary open pit design.  These results will significantly improve the confidence of the deposit in preparation for open pit reserve classification," remarked Kerry Curtis, President and CEO.

Drilling in the southern sector (11 drill holes) of the Third Portage deposit was designed to confirm the high grade (19.7 g/t over 8.63 metres at a depth of 132.5 meters) mineralization in the area of drill hole 206, which was drilled in 1997 and represents the deepest resource in the preliminary pit design.  Highlights from the definition drilling in the south sector of the deposit confirm the high grades and thick nature of the resource in this area and include:

19.51 g/t gold over 7.82 m at 111.91 m below surface in hole 443

5.87 g/t gold over 12.65 m at 95.60 m below surface in hole 449

41.75 g/t gold over 1.19 m at 145.9 m below surface in hole 436

8.21 g/t gold over 14.04 m at 108.06 m below surface in hole 442

Drilling in the central portion (9 drill holes) of the Third Portage deposit focused on improved definition of resources close to the western margins of the deposit.  Highlights from definition drilling in the central portion of the deposit include:

10.92 g/t over 2.63 m at 6.60m below surface in hole 452

7.27 g/t gold over 4.46 m at 70.24 m below surface in hole 453

5.96 g/t over 8.70 m at 67.69 m below surface in hole 463

13.37g/t over 3.92 m at 30.0 m below surface in hole 465

8.67 g/t over 5.83 m at 9.93 m below surface in hole 469

An additional 7 drill holes were completed in the Connector Zone area for the purposes of further definition of mineralization proximal to a fault structure.  Highlights from drilling include:

 5.15 g/t over 8.62 m at 48.28m below surface

and

5.63 g/t over 3.00 m at 61.00m below surface in hole 445

News Release 03-21

Page Two

Portage Preliminary Open Pit Designs

In June 2003 the Company announced revised preliminary open pit designs for the four contiguous gold deposits at the Portage area (see news release NR03-14):

Portage Preliminary Pit Designs – June 2003 (US$325/oz)

Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	9,675,000	4.84	1,505,000
Inferred	2,164,000	4.86	338,000

Note: Revised preliminary open pit designs do not include provision for mining dilution or ramps and yield a strip ratio of 7.3: 1.   Mineral resources which are not reserves do not have demonstrated economic viability. A n open pit cut-off grade 1.50 g/t was applied.

The expanded preliminary open pit design incorporates approximately 94% of the Portage resources estimated in early June 2003 (see news release NR03-11), taking full advantage of the shallow nature of the four gold deposits and the favorable geotechnical conditions hosting the deposits.  Revisions as a result of recent drilling will be incorporated into feasibility level designs.

Meadowbank Gold Project

Meadowbank is host to the third largest undeveloped gold resource in Canada with six closely spaced, near surface, gold deposits totaling:

Meadowbank Project Resources* – Q2/2003

Measured and Indicated	15,471,000 t grading 4.66 g/t	2,318,000 oz. gold
Inferred	8,921,000 t grading 4.20 g/t	1,205,000 oz. gold

Cumberland is well financed and is advancing the 100% held Meadowbank gold project in Nunavut to production.

The Company is currently evaluating a 10 year open pit mine plan, which on the basis of a preliminary assessment** completed in January 2002, indicated the Meadowbank project could support a production rate of approximately 250,000 ounces per year at an estimated cash cost of US$168 per ounce for over eight years.

Cumberland Resources holds interests in two of the largest undeveloped gold projects in Canada:  Meadowbank (100%) and Meliadine West (22% carried), projects in Nunavut.

CUMBERLAND RESOURCES LTD.

_____________________________

"Kerry M. Curtis, B.Sc., Geo."
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

R. Brian Alexander, P.Geol.  is the Project Manager and designated Q.P. for the Meadowbank Project.  Mr. Alexander has managed the project since 1997 and supervises drill hole planning, implementation and quality control/quality assurance programs.  Drill core analysis is performed on split core with standard fire assay procedures and AA finish.  QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples. Gravimetric analysis is performed on any sample yielding greater than 1 g/t gold in fire assay. Primary assaying is performed by IPL Laboratories, of Vancouver. ASL Chemex Labs of Vancouver provides external reference assaying.

*Second quarter 2003 resource estimates and classification are in accordance with National Instrument 43-101 and conform to CIM Standards on Mineral Resources and Reserves (August 2000).

**Cautionary Note:  The preliminary assessment completed in January 2002 is preliminary in nature, included inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment included approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company issued a Technical Report which is available at www.sedar.com for review.

Certain statements in this News Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation's Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.

News Release 03-21

Page Three

2003 SPRING DIAMOND DRILLING – PORTAGE PIT AREA COMPOSITES					
HOLE	LOCATION	FROM	TO	GRADE	WIDTH
TP03-435	325S 130W	76.90	79.85	3.62	2.95
		83.64	**87.80**	**3.00**	**4.16**
		187.00	189.00	5.73	2.00
TP03-436	275S 170W	**145.88**	**147.07**	**41.75**	**1.19**
		156.30	158.97	3.00	2.67
TP03-442	225S 020W	**25.25**	**31.18**	**2.46**	**5.93**
		42.62	**44.10**	**12.21**	**1.48**
		108.06	**122.10**	**8.21**	**14.04**
	incl.	110.52	115.00	20.22	4.48
TP03-443	225S 055W	**111.91**	**119.73**	**19.51**	**7.82**
	incl.	**114.07**	**116.45**	**24.96**	**2.38**
TP03-444	225S 100W	106.41	110.00	2.90	3.59
		113.70	115.85	3.09	2.15
NP03-445	700N 335W	**48.28**	**56.90**	**5.15**	**8.62**
		61.00	**64.00**	**5.63**	**3.00**
NP03-446	700N 380W	NSV		NSV	
NP03-447	700N 450W	NSV		NSV	
TP03-448	210N 275W	**46.30**	**54.70**	**5.00**	**8.40**
TP03-449	275S 070W	**95.60**	**108.25**	**5.87**	**12.65**
	incl.	106.47	107.50	36.60	1.03
TP03-450	300S 055W	127.32	128.45	3.72	1.13
TP03-451	325S 060W	39.74	43.00	3.39	3.26
		118.10	**122.72**	**7.25**	**4.62**
	incl.	120.98	122.72	17.94	1.74
		125.00	**132.51**	**6.23**	**7.51**
		134.77	137.00	7.95	2.23
TP03-452	120N 240W	**6.60**	**9.23**	**10.92**	**2.63**
	incl.	8.60	9.23	28.85	0.63
TP03-453	150N 211W	**70.24**	**74.70**	**7.27**	**4.46**
NP03-454	750N 280W	48.00	50.00	12.21	2.00
TP03-455	275S 030W	**113.00**	**119.37**	**2.02**	**6.37**
TP03-456	275S 005E	NSV		NSV	
TP03-457	350N 312W	NSV	(hole lost)	NSV	
NP03-458	790N 280W	20.28	20.84	22.00	0.56
TP03-459	325S 020W	NSV		NSV	
NP03-460	790N 420W	61.75	66.65	2.10	4.90
		81.27	91.61	1.53	10.34
NP03-461	940N 505W	NSV	(hole lost)	NSV	
TP03-462	150N 161W	**73.04**	**78.71**	**4.14**	**5.67**
TP03-463	095N 159W	**67.69**	**76.39**	**5.96**	**8.70**
	incl.	72.96	73.46	43.50	0.50

News Release 03-21

Page Four

2003 SPRING DIAMOND DRILLING – PORTAGE PIT AREA COMPOSITES						
HOLE	LOCATION		FROM	TO	GRADE	WIDTH
TP03-464	095N	127W	**79.05**	**84.82**	**4.29**	**5.77**
			89.88	**97.88**	**2.21**	**8.00**
TP03-465	035N	150W	7.65	9.62	2.61	1.97
			30.00	33.92	13.37	3.92
		incl.	30.00	31.64	30.21	1.64
TP03-466	035N	150W	17.00	18.78	12.76	1.78
			105.96	**112.10**	**5.95**	**6.14**
		incl.	105.96	106.86	28.99	0.90
TP03-467		Postponed	Until	Summer	Drilling	
TP03-468		Postponed	Until	Summer	Drilling	
TP03-469	177N	044W	**9.93**	**15.67**	**8.67**	**5.83**
		incl.	10.94	12.66	26.02	1.72